26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

December 21, 2016

VIA EDGAR

Ms. Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Qunar Cayman Islands Limited
Schedule 13E-3
Filed November 10, 2016 by Qunar Cayman Islands Limited, et al.
File No. 005-87695

Schedule 13D/A filed by Ctrip.com International, Ltd.
Filed October 21, 2016
File No. 005-87695

Dear Ms. Chalk:

On behalf of Qunar Cayman Islands Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter of December 8, 2016 with respect to the Schedule 13E-3, File No. 005-87695 (the “Schedule 13E-3”), filed on November 10, 2016 by the Company and the other filing persons named therein, and with respect to Amendment No. 1 to Schedule 13D, File No. 005-87695, filed on October 21, 2016 by Ctrip.com International, Ltd. (“Ctrip”).

For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, a marked copy of the Amendment, including the Revised Proxy Statement attached thereto indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto, respectively, are being provided to the Staff via email. Capitalized terms not defined in this letter have the same meanings as in the Revised Proxy Statement.

PARTNERS: Pierre-Luc Arsenault1 | Lai Yi Chau | Henry M.C. Cheng3 | Justin M. Dolling3 | David Patrick Eich3# | Liu Gan | Damian C. Jacobs3 | Guang Li1 | Neil E.M. McDonald | Douglas S. Murning3 | Kelly Naphtali | Nicholas A. Norris3 | Derek K.W. Poon1,3 | Jesse D. Sheley | Arthur K.H. Tso | Dominic W.L. Tsun1,3 | Li Chien Wong | Judy W.C. Yam | David Yun3

REGISTERED FOREIGN LAWYERS: Daniel J. Abercromby3 | Damien Coles3 | David M. Irvine3 | Benjamin W. James2 | Xiaoxi Lin1 | Daniel R. Lindsey3 | Peng Qi1 | Benjamin Su1 | Jonathan J. Tadd3 | Xuesen Tai1 | Huimin Tang1 | Wenchen Tang1 | Xiaoyao Yin1 | David Zhang1

ADMITTED IN: 1 State of New York (U.S.A.); 2 State of Texas (U.S.A.); 3 England and Wales; # non-resident

Beijing     Chicago     Houston     London     Los Angeles     Munich     New York     Palo Alto     San Francisco     Shanghai     Washington, D.C.

December 21, 2016

We represent the special committee of the board of directors (the “Board”) of the Company (the “Special Committee”). To the extent any response relates to information concerning Ocean Management Holdings Limited, Ocean Management Merger Sub Limited, Ocean Management Limited (“Ocean”) and Ctrip, such response is included in this letter based on information provided to the Special Committee and us by such other persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Amendment, which has been amended in response to the Staff’s comments.

Schedule 13E-3

General

1.	We note that each of Momentum Strategic Holdings, L.P., M Strat Holdings, L.P., Earthly Paradise Investment Fund L.P., Seavour Investment Limited, Shuofeng Holdings Limited, Richbright Investment Limited and Eagle Limited is an existing shareholder and has entered into an agreement to vote in favor of the merger agreement. As such, each of these entities may be engaged in the going private transaction. Since you have not included these entities as filers on the Schedule 13E-3, please provide your analysis as to why, which should address (i) the nature of their affiliation with Qunar as well as any of its affiliates or other filers on the Schedule 13E-3; (ii) any persons who commonly control Qunar or its affiliates and other filers and their affiliates and each entity; and (iii) any other affiliation of relationships between such entity and Qunar or its affiliates or other filers and their affiliates. Alternatively, please add these persons as filing persons on the cover page of Schedule 13E-3.

It is respectfully submitted to the Staff that the Buyer Group continues to believe that although Momentum Strategic Holdings, L.P., M Strat Holdings, L.P., Earthly Paradise Investment Fund L.P., Seavour Investment Limited, Shuofeng Holdings Limited, Richbright Investment Limited and Eagle Limited (each, a “Supporting Shareholder”) have entered into an agreement to vote in favor of the merger agreement, none of these Supporting Shareholders should be viewed as an affiliate of the Company engaged in the transaction pursuant to Rule 13e-3 under the Exchange Act (“Rule 13e-3”) and therefore none should be added as filing persons to the Schedule 13E-3. In reaching this conclusion, the Buyer Group considered, among other things, the Staff’s analysis and interpretive position set forth in its Rule 13e-3 Compliance and Disclosure Interpretations and believes that the facts and circumstances at issue here do not conclude that any of the Supporting Shareholders should be deemed to be an affiliate engaged in the transaction for purposes of Rule 13e-3. Specifically,

December 21, 2016

a.	The Supporting Shareholders are investment entities dedicated to investing in businesses in China. These investment entities are managed or owned by parties unaffiliated with each other and none of them is an affiliate of any of the existing filing persons of the Schedule 13E-3. Specifically,

i.	none of the Supporting Shareholders’ current ownership interest in the Company gives it the right or ability to control the Company. In addition, none of the Supporting Shareholders has any ownership interest in Ctrip or Ocean.

ii.	none of the Supporting Shareholders plays any role in the management of either the Company, Ctrip or Ocean, nor are they entitled to nominate or elect any director to the board of directors of any of the Company, Ctrip or Ocean.

iii.	none of the Supporting Shareholders has any contract, arrangement or understanding giving it the right or ability to otherwise control the Company, Ctrip or Ocean.

b.	Following the merger transaction, none of the Supporting Shareholders will hold greater interests in Parent than its equity ownership percentage in the Company immediately prior to the merger. In addition, none of the Supporting Shareholders will play any role in the management of the surviving company or Parent, nor will any of the Supporting Shareholders have any right to nominate or elect any director to the board of directors of either the surviving company or Parent following completion of the merger. No Supporting Shareholder will have any contracts, arrangements, or understandings that would give it control of either the surviving company or Parent.

c.	None of the Supporting Shareholders has been involved in the negotiation of the merger transaction on behalf of any other member of the Buyer Group, nor will any of them receive any special treatment in the transaction, other than the rolling of their respective equity interests into Parent. Thus, each remains merely an investment entity in the business of the Company. The support agreement entered into by the Supporting Shareholders was only to enable the merger to proceed with greater certainty and does not provide for any contractual rights or obligations with respect to the surviving company or Parent after the consummation of the merger. Other than the support agreement, the Supporting Shareholders have not been involved in the negotiation or otherwise engaged in the merger transaction.

December 21, 2016

For the foregoing reasons, the Buyer Group believes that the Supporting Shareholders should not be included as filing persons to the Schedule 13E-3.

2.	Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Therefore, you will need to include all of the information required by Schedule 13E-3 and its instructions for all filing persons, including those added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which he relied in reaching such a conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the company, and this fact should be reflected in the disclosure. In addition, be sure that each new filer signs the Schedule 13E-3.

It is respectfully submitted to the Staff that as the Buyer Group believes no additional person should be included as a filing person to the Schedule 13E-3 due to the reasons set forth in the response to the Staff’s comment 1 above, no additional disclosure has been made in the Revised Proxy Statement.

Exhibit 99.(A)(1)

3.	Please clarify in the second paragraph of the cover letter (and throughout the proxy statement) that the Merger Agreement will effect a sale of the company to corporate insiders. The use of defined terms, such as “Merger Sub” and “Parent” obscures this critical factor.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to pages i and 3 of the Revised Proxy Statement.

Summary Term Sheet

Position as to Fairness (Page 30), page 5

4.	We note your disclosure on page 31 that the Buyer Group believes the merger is substantively and procedurally fair to the unaffiliated security holders. Please revise to include similar disclosure in this section. In addition, please include similar disclosure for the Company and the Board (as well as any new filers added in response to prior comments) in this section as well.

December 21, 2016

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 5 of the Revised Proxy Statement.

Questions and Answers about the Extraordinary General Meeting and the Merger, page 13

5.	Include a Q&A at the forepart of this section clearly disclosing what unaffiliated shareholders will receive in the merger and when they will receive it.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure beginning on page 13 of the Revised Proxy Statement.

Special Factors

Background of the Merger, page 29

6.	Please make revisions throughout this section to quantify the purchase price initially offered by Ocean Management as well as the specific price increases requested by the Special Committee. In addition, please disclose the date and reasons why the Special Committee determined to accept the purchase price offered by Ocean Management.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on pages 22-25 of the Revised Proxy Statement.

7.	Refer to the fifth paragraph on page 20. Please disclose why Ctrip was unwilling to engage in discussions with other parties in connection with any alternative transaction.

It is respectfully submitted to the Staff that the referenced disclosure (“On August 5, 2016, in response to a follow-up inquiry from Kirkland & Ellis, Ctrip further stated via email that it did not have the intention to engage in discussions with other parties in connection with any alternative transaction.”) does not imply that Ctrip was “unwilling” or otherwise reluctant to engage in discussions with other parties. Rather, Ctrip did not intend to engage in discussions with other parties in connection with any alternative transaction mainly due to the following reasons:

a.	As of August 5, 2016, Ctrip had been approached only by Ocean regarding its Proposal and was not aware of any other bona fide third-party offer made to the Company following the Company’s receipt of the Proposal from Ocean. Ctrip had no intention to proactively initiate discussion with third parties regarding an alternative proposal; and

b.	Ctrip was aware that Ocean is an industry-focused private equity fund that specializes in investing in the travel and tourism sector in China. Ctrip believes that leveraging Ocean’s capital markets and industry expertise, the surviving company will be able to maintain its organic and sustainable growth after the consummation of the merger.

December 21, 2016

Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors, page 25

8.	Refer to the fourth bullet point on page 26. In your evaluation of the historical market price of the Company’s ADSs, please disclose what consideration, if any, was given to the fact that the ADSs were trading at a significantly higher price as recently as April of this year. Please include disclosure responsive to this comment in the section related to the Buyer Group’s position as to the fairness of the merger.

It is respectfully submitted to the Staff that in the evaluation of the historical market price of the Company’s ADSs, consideration was mainly given to the trading price on the trading day that was immediately prior to the date that the Company announced its receipt of a “going-private” proposal, and trading price on the trading day that was immediately before the date on which the merger agreement was signed. In addition, consideration was also given to the five, ten and 15 trading day volume-weighted average trading prices prior to June 23, 2016, the date that the Company announced that it had received a “going-private” proposal, compared to which the $10.13 per Share or $30.39 per ADS merger consideration represents a premium of 10.9%, 8.4% and 5.3%, respectively. Please refer to the updated disclosure on pages 27 and 32 of the Revised Proxy Statement.

It is further submitted to the Staff that the ADS trading prices on dates earlier than the trading dates as mentioned above (such as the higher trading price in April 2016) was less relevant since it is believed that the market value of the Company’s ADS was better represented by trading prices on more recent dates, which would reflect the latest market development and general economic conditions, including but not limited to investors’ reaction to the more competitive environment for online travel agencies in China. In addition, based on the Buyer Group’s analysis, a higher price was not supported by the Company’s overall performance when the Proposal was made.

9.	Refer to the eighth bullet point on page 27. Please qualify the statement that no party other than the Buyer Group has expressed an interest in exploring an alternative transaction with the Company by disclosing that the Board did not reach out to third parties to solicit interest in an alternative transaction and to note the large percentage of shares held by insiders which would essentially preclude an alternative transaction not supported by them. In addition, please include a discussion in the potentially negative factors section that the Board did not attempt to solicit additional buyers.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on pages 28 and 29 of the Revised Proxy Statement.

December 21, 2016

10.	Refer to the second bullet point on page 27. Please quantify the cost savings associated with bypassing public reporting and securities law compliance. In addition, revise to indicate that only the Buyer Group will become the beneficiaries of such savings on a recurring basis. See Item 1013(d) of Regulation M-A and Instruction 2 thereto. Please include similar disclosure in the “Buyer Group’s Purpose of and Reasons for the Merger” section.

In response to the Staff’s comment, the preliminary proxy statement has been revised to include the estimated annual costs of regulatory compliance for being a public company and relevant disclosure has been added to the “Buyer Group’s Purpose of and Reasons for the Merger” section that only the Buyer Group will become the beneficiaries of such cost savings on a recurring basis. Please refer to the updated disclosure on pages 28 and 49 of the Revised Proxy Statement.

11.	In assessing the timing of the transaction and the reasons for engaging in it, please describe the consideration given to the projections prepared by management. See Item 1013(c) of Regulation M-A. In this regard, we note that losses are expected to decline significantly in 2016 and the company is expected to be profitable in 2017.

It is respectfully submitted to the Staff that, as indicated on page 35 of the Revised Proxy Statement, according to management’s projections, losses are expected to decline from RMB2,980 million for the year ending 2016 to RMB797 million for the year ending 2017 and that the Company is expected to be profitable by the end of fiscal year 2018. However, as disclosed on page 34 of the Revised Proxy Statement, these projections were based on various assumptions and estimates as to future events and there is no assurance that the Company will be profitable in the future or that any of the management projections will be realized. While losses were recorded consistently in the past few years and the projected profitability of the Company is inherently uncertain, the all-cash merger consideration will allow unaffiliated security holders to immediately realize liquidity for their investment. In this regard, the Special Committee and the Board also considered the possibility that it could take a considerable period of time before the trading price of the ADSs would reach and sustain the per ADS merger consideration of $30.39, as adjusted for present value, for the reasons disclosed on page 27 of the Revised Proxy Statement.

In addition, as disclosed on page 46, it is believed that in view of the changing operating environment and greater competition in the businesses in which the Company operates, being a privately held entity will enable the Company to better tolerate market volatility, to focus more on its long-term profitability and to better retain its competitive advantages when competing with its peers.

In light of the above, despite the possibility of the Company becoming profitable by fiscal year end 2018, the Special Committee and the Board do not believe that remaining as a public company is an option equal to or more favorable than the merger in enhancing shareholder value.

Position of the Buyer Group as to the Fairness of the Merger, page 30

December 21, 2016

12.	With respect to each factor considered in assessing fairness, please state whether, and to what extent, a filing person believes that the factor supported or detracted from its conclusion that the transaction is fair to unaffiliated security holders.

In response to the Staff’s comment, the preliminary proxy statement has been revised to indicate that the bullet points set forth in the “Position of the Buyer Group as to the Fairness of the Merger” section supported the Buyer Group’s belief that the merger is substantively and procedurally fair to the unaffiliated security holders. Please refer to the updated disclosure on page 32 of the Revised Proxy Statement.

13.	Please disclose whether the Buyer Group considered net book value, going concern value and/or liquidation value. If not, please disclose why. See the Instruction 2 to Item 1014 of Regulation M-A.

The Buyer Group did not consider the Company’s net book value as an important factor in determining the fairness of the merger. The Buyer Group believes that net book value, as an accounting concept based on historical costs, is not a material indicator of the Company’s value as a going concern. The Buyer Group notes, however, that the $10.13 per Share or $30.39 per ADS merger consideration offered to the Company’s unaffiliated security holders is significantly higher than the Company’s net book value as of June 30, 2016 which was $0.29 per Share or $0.87 per ADS, respectively, based on the number of issued and outstanding Shares as of June 30, 2016. Disclosure to that effect has been added to the preliminary proxy statement on page 33 of the Revised Proxy Statement.

The Buyer Group did not undertake an appraisal of the assets of the Company to determine the Company’s liquidation value for the unaffiliated security holders because it considers the Company to be a viable going concern where value is derived from cash flows generated from its continuing operations, and also because the Company will continue to operate its business following the merger. Moreover, the Buyer Group believes that the value of the Company’s assets that might be realized in the case of a liquidation would be significantly less than its going concern value. Disclosure to that effect has been added to the preliminary proxy statement on page 33 of the Revised Proxy Statement.

The Buyer Group did not seek to establish a pre-merger going concern value for the Company’s Shares or ADSs to determine the fairness of the merger consideration to the unaffiliated security holders. However, the Buyer Group believes that the Company’s closing price of $26.42 per ADS on June 22, 2016, the last trading date immediate prior to the date the Company announced that it had received a “going-private” proposal, is indicative of the Company’s going concern value. The Buyer Group relied principally on the fact that the $10.13 per Share or $30.39 per ADS merger consideration represents a premium of 15.0% over such indicative going concern value. Disclosure to that effect has been added to the preliminary proxy statement beginning on page 33 of the Revised Proxy Statement.

December 21, 2016

14.	Please revise to clarify how the Buyer Group determined that the transaction is fair to the unaffiliated shareholders on the basis that none of the unaffiliated shareholders is required to approve the transaction. In this respect, please discuss the absence of any procedural safeguards such as the “majority of the minority” vote condition discussed during negotiations between the Buyer Group and the Company.

The Buyer Group acknowledges that the authorization and approval of the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger, is not subject to the majority-of-the-minority voting requirement. Nevertheless, the Buyer Group believes the merger is procedurally fair to the unaffiliated security holders because (i) Cayman Islands law does not require a merger to be conditioned upon the majority-of-the-minority voting requirement and this condition is not customary in going-private transactions involving Cayman Islands companies and (ii) various safeguards and protective steps have been adopted to ensure the procedural fairness of the transactions contemplated by the merger agreement and the plan of merger, including (a) the formation of and the broad authorities granted to the Special Committee in reviewing, evaluating and negotiating (and ultimately authorizing and approving) the terms of the merger agreement, (b) the Special Committee retained and was advised by competent and experienced independent legal counsels and independent financial advisor, (c) the ability of the Company to terminate the merger agreement in connection with a “Superior Proposal” pursuant to the terms and conditions of the merger agreement, and (d) the availability of dissenters’ rights to the unaffiliated security holders. Disclosure to that effect has been added to the preliminary proxy statement on page 33 of the Revised Proxy Statement.

15.	Please revise to clarify whether the Buyer Group has adopted the analysis of the financial advisor as its own.

It is respectfully submitted to the Staff that the Buyer Group did not engage a financial advisor in reaching its determination as to the fairness of the merger and other transactions contemplated by the merger agreement, the plan of merger and the other transaction documents and performed its own independent evaluation of the transaction. Meanwhile, as the Buyer Group did not engage Duff & Phelps, evaluate its credentials or investigate or evaluate the basis, process and quality of Duff & Phelps’s financial analysis and opinion, the Buyer Group believes it is not in a position to adopt Duff & Phelps’ financial analysis.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 32 of the Revised Proxy Statement.

Certain Financial Projections, page 32

16.	Please expand the discussion of the material assumptions underlying these projections (quantifying to the extent possible), as well as the factors which could cause the projections not to be realized. The single sentence in the last paragraph on page 32 is of limited utility in understanding the basis for the projected figures disclosed.

December 21, 2016

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 34 of the Revised Proxy Statement.

17.	Please summarize the contents of the Management Representation Letter referenced on page 35.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 37 of the Revised Proxy Statement.

Opinion of the Special Committee’s Financial Advisor, page 34

18.	Please explain the basis for the disclaimer regarding any fiduciary duty that Duff & Phelps, LLC might have to stockholders, or delete. We may have further comments.

It is respectfully submitted to the Staff that such statement is consistent with the terms of the financial advisor’s engagement that it is not the intent of the parties to create a fiduciary relationship.

It is further submitted to the Staff that the Company is organized under the laws of the Cayman Islands and the relationship of the Special Committee and the Company and its shareholders is governed by Cayman Islands law. Duff & Phelps has advised the Company that it does not believe that under the laws of the Cayman Islands there is any extra-contractual fiduciary relationship between Duff & Phelps and the Company’s shareholders as a result of Duff & Phelps’ rendering of a fairness opinion to the Special Committee in this transaction. Duff & Phelps has been advised by its Cayman Islands attorneys that they are not aware of any precedent under Cayman Islands law where a financial advisor to a special committee has been argued or found to owe fiduciary obligations to the shareholders of a Cayman Islands corporation. Duff & Phelps has been further advised that Cayman Islands law, being derived from and influenced by English common law, is generally conservative in its approach to extending the scope of fiduciary duties beyond generally accepted classes of legal relationships, including, for example, trustee-beneficiary relationships, agent-principal relationships, and director-company relationships. The recent Cayman case of Al Sadik v Investcorp Bank BSC (see Al Sadik v Investcorp Bank BSC [2012 (1) CILR 451]) demonstrates that: (i) Cayman Islands law looks to English law in considering the scope and content of fiduciary obligations; (ii) the rights and duties of parties are dependent on the contract made between them; (iii) a fiduciary relationship, if it is to exist at all, must accommodate itself to the terms of the contract so that it is consistent with, and conforms to, such terms. Duff & Phelps has been further advised that a Cayman Islands court would, if faced with an argument that a financial advisor to a special committee of a board of a Cayman Islands’ corporation owed fiduciary duties to the company’s shareholders, follow and accept the argument advanced in and accepted by the English High Court in Peskin v Anderson (see [2000] 2 BCLC 1 as upheld by the English Court of Appeal [2001] 1 BCLC 372, a case where it was argued that directors owed fiduciary duties to shareholders) that imposing such a fiduciary duty to shareholders absent special circumstances would involve placing an unfair, unrealistic and uncertain burden on the financial advisor and would present him/her frequently with a position where his/her alleged duty to shareholders would be competing with and in conflict with his/her duty to the Special Committee (see [2000] 2 BCLC 1 at 14c- e).

December 21, 2016

19.	In addition, delete the statement that the Duff & Phelps opinion is furnished “solely for the use and benefit of the special committee … and … is not intended to be used, and may not be used, by any other person…” This assertion is inconsistent with the disclosure regarding the opinion. Alternatively, disclose the basis for this assertion that shareholders may not rely on the fairness opinion, citing applicable law.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure beginning on page 39 of the Revised Proxy Statement.

The Merger Agreement and Plan of Merger

Merger Consideration, page 71

20.	Quantify the amount of the cancellation fee to be deducted for each ADS in the merger. The current disclosure describes the fee as “up to $0.05 per ADS.” If you cannot provide a set fee, explain why not in your response letter, with a view towards further disclosure.

It is respectfully submitted to the Staff that the cancellation fee to be deducted for each ADS in the merger is $0.05 per ADS. The relevant disclosure has been revised in the Schedule 13E-3, including the preliminary proxy statement. Please refer to the updated disclosure on page 1 of the Amendment and pages ii, iv, 3, 15, 67 and 74 of the Revised Proxy Statement.

Opinion of the Special Committee’s Financial Advisor

Fees and Expenses, page 43

21.	Please revise to disclose that Duff & Phelps Securities, LLC, an affiliate of Duff & Phelps, LLC has been retained to act as financial advisor to the special committee and disclose the material terms of that engagement. Refer to Item 1015(b)(4) of Regulation M-A.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 45 of the Revised Proxy Statement.

December 21, 2016

22.	Please revise to briefly describe the limitations on Duff & Phelps, LLC’s liability per the terms of the engagement letter.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 45 of the Revised Proxy Statement.

23.	Disclose that Duff & Phelps, LLC has consented to use of the opinion in the document.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 40 of the Revised Proxy Statement.

Annex B: Opinion of Duff & Phelps, LLC as Financial Advisor

24.	In the second paragraph on page B-5, the opinion indicates that the liability of Duff & Phelps, LLC is limited as set forth in the July 2, 2016 Engagement Letter. Please file a copy of the Engagement Letter as it appears to be part of the fairness opinion.

It is respectfully submitted that while the Engagement Letter is referred to in the fairness opinion, it does not form part of the fairness opinion. It is further submitted that the language on the liability of Duff & Phelps in the fairness opinion (a) refers to the agreement that none of Duff & Phelps’ directors, officers, employees, agents, stockholders, or controlling persons will individually be subject to any liability to the Special Committee or anyone else and its liability is limited to the amount of fees actually received by Duff & Phelps pursuant to the July 2, 2016 Engagement Letter and (b) is standard language for engagement letters of this nature.

Schedule 13D/A

25.	We note your disclosure that representatives of Ctrip.com International, Ltd. began discussions about a possible going private as early as July 2016, including a statement to Ocean Management that it intended to support the “going private” proposal. However, the amendment to the Schedule 13D was not filed until October 21, 2016. Refer to Exchange Act Rule 13d-2(a) and provide your analysis as to why such amendment is prompt within the meaning of that Rule. We may have further comment.

It is respectfully submitted to the Staff that Ctrip was aware of the requirements regarding filing of amendments to existing Schedule 13D filings under Exchange Act Rule 13d- 2(a) and did not believe, after evaluating the facts and circumstances in totality when they occurred, that the events and communications that took place in July and August 2016 would necessitate the filing of an amendment to the disclosure contained in its existing Schedule 13D filing. Ctrip’s belief is mainly based on the following reasons: (i) Ctrip’s limited communications with Ocean during July 2016 were preliminary and responsive in nature and mainly to address the informal email query from Ocean. Ctrip never indicated in its email response that it intended to be bound by its preliminary view towards the Proposal and no definitive agreement regarding its support of the merger transaction was entered into until October 19, 2016; and (ii) Ctrip did not acquire or otherwise dispose of any securities of the Company or enter into any binding agreements with the intention to acquire or otherwise dispose of any securities of the Company between July 1, 2016 and October 18, 2016. Promptly after it entered into the consortium agreement and the support agreement with Ocean on October 19, 2016 in connection with the signing of the merger agreement, Ctrip filed with the Commission an amendment to its existing Schedule 13D on October 21, 2016.

* * * * *

December 21, 2016

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (852) 3761-3318, Jesse Sheley at (852) 3761-3344, Xiaoxi Lin at (852) 3761-9143 or Ben James
at (852) 3761-3412.

Sincerely,

/s/ David T. Zhang

David T. Zhang

of Kirkland & Ellis

cc:

Jimmy Lai - Qunar Cayman Islands Limited

Z. Julie Gao, Esq. - Skadden, Arps, Slate, Meagher & Flom LLP

Haiping Li, Esq. - Skadden, Arps, Slate, Meagher & Flom LLP

Paul W. Boltz, Jr., Esq. - Ropes & Gray LLP